Dodge & Cox  /  Investment Managers  /  San Francisco
Years Stock Fund S&P 500 + / -
1988-91 4 13.6 18.0 -4.4
1992-94 3 11.3 6.3 5.0
1995-99 5 21.6 28.6 -7.0
2000-06 7 12.8 1.1 11.7
2007-Jun 08 1.5 -10.8 -4.8 -6.1
1988-Jun 08 20.5 12.9 10.8 2.0
Value of $1000 20.5 $11,920 $8,221 $3,699
Deconstructing 20+ Years of Results
for periods ending December 31
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
YTD
6/08
Stock Fund 13.8 26.9 -5.1 21.5 10.8 18.3 5.2 33.4 22.3 28.4 5.4 20.2 16.3 9.3 -10.5 32.4 19.2 9.4 18.5 0.1 -15.9
S&P 500 16.6 31.7 -3.1 30.5 7.6 10.1 1.3 37.6 23.0 33.3 28.6 21.1 -9.1 -11.9 -22.1 28.7 10.9 4.9 15.8 5.5 -11.9
Difference -2.9 -4.7 -2.0 -9.0 3.2 8.2 3.8 -4.2 -0.7 -4.9 -23.2 -0.9 25.4 21.2 11.6 3.7 8.3 4.4 2.7 -5.4 -4.0
All returns of one year or more have been annualized. Fund total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. The Standard & Poor’s 500 Index (S&P 500) is a widely recognized, unmanaged index of common stock prices.
Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investments may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, or for current performance figures, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Annual Returns (%)
Intra-Period Returns (%) Observations
Stock Fund SEC Standardized Average Annual Total Returns as of June 30, 2008: 1 Year -21.43%; 5 Years 9.29%; 10 Years 8.62%
• Our price-disciplined investment approach has at times been out of favor.
• Since underperformance and outperformance can reverse in
surprisingly short periods of time, attempting to time the market
(or swings between investment styles) can be hazardous to one’s investment health.
• Persistence has been a critical component of long-term results.
08-352
Dodge & Cox Stock Fund

Dodge & Cox  /  Investment Managers  /  San Francisco
Global Market Cap Composition: MSCI ACWI by Region
Europe
21%
Emerging Markets
11%
Japan
9%
United States
42%
Other Developed
9%
United Kingdom
8%
as of July 2008
Source: MSCI
08-344
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.
To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Exhibit 3

EM Share of Nominal Global GDP (US$)

EM Share of Global Nominal US$ GDP
(IMF, Includes Middle East)
23%
21%
21%
22%
22%
22%
22%
23%
25%
28%
30%
31%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E

Source: IMF, Morgan Stanley Research. E = IMF estimates

EM vs. Developed: Share of 2007 global GDP and contribution to 2008 global US$ GDP growth

Share of current global nominal US$ GDP (2007)
Contribution to global nominal US$ GDP growth (2008 vs 2007)
25%
11%
29%
18%
30%
61%
10%
9%
6%
1%
US
Developed Europe
Emerging Markets inc. Middle East
Developed Asia
Other

Source: IMF, Morgan Stanley Research.

Dodge & Cox  /  Investment Managers  /  San Francisco
Global GDP: EM share of global GDP has grown & is likely to continue to do so
Share of Global GDP ($ Current FX)
0%
5%
10%
15%
20%
25%
30%
35%
US Developed
Europe/UK
Japan Emerging
Markets
Rest of
World
08-344
As of July 2008
Source: Morgan Stanley
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.

GDP per capita Growth Trajectories
China
Japan
Korea
India
Brazil
Russia
Year when PPP GDP / Capita at $2,000
China - 1992 Brazil - 1953
India - 1994 Russia - NA
Japan - 1950
Korea - 1967
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024

Dodge & Cox  /  Investment Managers  /  San Francisco
Rising Per Capita Incomes
08-344
Source: Morgan Stanley
as of July 2008
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.

- **2000-05 saw the biggest expansion ever in the working age population in the EM world. 96% of all additions to the working age population will be in the EM world in 2005-10.**

Exhibit 1

Breakdown of Global Urban Population, 1950-2015:

Emerging markets will account for nearly three-quarters of the world's urban population by 2015

80%
70%
60%
50%
40%
30%
20%
10%
0%
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
2015
Emerging
Developed

Source: United Nations *World Population Prospects 2005 Revision*, Morgan Stanley Research

Working Age Population, 15-64 Cohort

Emerging
Developed
Millions
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
886
526
1,035
580
1,301
646
1,693
713
2,197
769
2,669
804
3,174
830
3,540
808
3,795
776
3,911
748
3,937
722
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010E
2015E
2020E
2025E
2030E
2035E
2040E
2045E
2050E

Source: UN, Morgan Stanley Research. Excludes the least developed sub-Saharan African countries.
e =UN Estimates

Dodge & Cox  /  Investment Managers  /  San Francisco
Secular Force: Rise in EM Urbanization and Labor Force
08-344
Source: Morgan Stanley
as of July 2008
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.

Exhibit 5

Contribution of Domestic Consumption to 2007E GDP Growth

250%
200%
150%
100%
50%
0%
-50%
-100%
Domestic Demand
Net Exports
Argentina
Brazil
Mexico
Hungary
Turkey
Czech
Poland
Russia
S. Africa
Thailand
China
India
Taiwan
Korea

Source: Morgan Stanley Research. E = Morgan Stanley estimates

Japan's experience in the 1980s is not that relevant to China today

Household Consumption Spending, 2007e

12,000
10,000
8,000
6,000
4,000
2,000
0
US$ Billions
US
EU
Japan
Selected Emerging Markets
China
India
Mexico
Brazil
Korea
Russia
Gulf
S. Africa

Source: World Bank, EIU, Datastream, Morgan Stanley Research. e = Morgan Stanley Research estimate for household spending

EM Countries - Share of Total Exports, %

Other
Intra EM
EU
US
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
US
EU
Intra-Developing Countries
Other

Source: IMF, Morgan Stanley Research. Based on MSCI EM constituents. Includes: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Thailand, Turkey.

Dodge & Cox  /  Investment Managers  /  San Francisco
Growth is Increasingly Fueled by Domestic Demand & Intra-EM Trade
08-344
Source: Morgan Stanley
as of July 2008
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Emerging Markets Summary
08-344
Source: Factset, MSCI
as of July 2008
Summary Mkt Cap between $1B and $3B Mkt Cap > $3B
ACWI - US TOTAL UNIVERSE > $1B TOTAL UNIVERSE TOTAL UNIVERSE
Mkt Cap ($T) # companies Mkt Cap ($T) # companies Mkt Cap ($T) # companies Mkt Cap ($T) # companies
Emerging 7.2 $            778 9.7 $            1,541 1.5 $            888 8.2 $            653
Sector Summary Mkt Cap ($B) # companies Mkt Cap ($B) # companies Mkt Cap ($B) # companies
TMT (ex. Telecom) 519 $           92 604 $           119 130 $           78 474 $           41
Telecom 888 $           50 1,082 $       80 51 $            27 1,031 $       53
Health Care 63 $             11 110 $           38 56 $             32 54 $             6
Financials 2,100 $        197 2,608 $        336 302 $           173 2,306 $        163
Consumer 543 $           119 952 $           281 316 $           189 636 $           92
Industrials 706 $           135 1,098 $        267 269 $           159 829 $           108
Materials 851 $           101 1,379 $        264 267 $           154 1,112 $        110
Utilities 307 $           35 510 $           92 84 $             49 426 $           43
Energy 1,273 $        38 1,403 $        64 48 $             27 1,355 $        37
Total 7,250 $        778 9,746 $        1,541 1,523 $        888 8,223 $        653
Selected Sectors
Emerging Asia Consumer 335 $           74 590 $           182 203 $           123 387 $           59
Emerging Asia Industrial 580 $           105 892 $           216 225 $           133 667 $           83
EMEA Consumer 51 $             22 122 $           46 59 $             35 63 $             11
EMEA Industrial 72 $             21 91 $             27 28 $             16 63 $             11
L. Am. (ex. Fin, Energy, Mining) 539 $           60 790 $           144 138 $           79 652 $           65
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.
Please read the prospectus carefully before investing.